Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252212

ARES REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 4 DATED JUNE 15, 2023

TO THE PROSPECTUS DATED APRIL 17, 2023

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ares Real Estate Income Trust Inc. dated April 17, 2023, as supplemented by Supplement No. 1 dated April 17, 2023, Supplement No. 2 dated May 3, 2023, and Supplement No. 3 dated May 15, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	an increase to the amount of monthly distributions per share for the third quarter of 2023;
●	the transaction price for each class of our common stock as of July 1, 2023;
●	the calculation of our May 31, 2023 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	an update on our assets and performance;
●	updated information regarding the Advisory Agreement and Operating Partnership Agreement; and
●	updated experts information.

●             INCREASED DISTRIBUTIONS FOR THE THIRD QUARTER OF 2023

On June 14, 2023, our board of directors authorized an increase to the amount of monthly gross distributions for each class of our common stock, such that distributions in the amount of $0.03333 per share will be paid to stockholders of record on July 31, 2023, August 31, 2023 and September 29, 2023. The new monthly gross distribution per share reflects an increase to the amount of the previous monthly gross distribution of $0.03125 per share that has been paid since January 31, 2018. The distributions on Class T shares, Class S shares and Class D shares of our common stock will be reduced by the respective distribution fees that are payable with respect to Class T shares, Class S shares and Class D shares. The distributions will be paid on or about the last business day of each respective month to stockholders of record as of the close of business on the last business day of each respective month. There can be no assurances that this new distribution rate will be maintained in future periods.

●             JULY 1, 2023 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of July 1, 2023 (and redemptions as of June 30, 2023) is as follows:

Share Class	Transaction Price (per share)
Class T	$8.4513
Class S	8.4513
Class D	8.4513
Class I	8.4513
Class E	8.4513

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2023. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             MAY 31, 2023 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at areswmsresources.com/investment-solutions/AREIT and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to helping us administer the valuation and review process for the real properties in our portfolio, providing monthly real property appraisals, reviewing annual third-party real property appraisals, providing monthly valuations of our debt-related assets (excluding DST Program Loans), reviewing the internal valuations of DST Program Loans and debt-related liabilities performed by Ares Commercial Real Estate Management LLC (our “Advisor”), providing quarterly valuations of our properties subject to master lease obligations associated with the DST Program, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor Black Creek Diversified Property Advisors Group LLC, members or affiliates of the former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of May 31, 2023 and April 30, 2023:

	As of
(in thousands)	May 31, 2023	April 30, 2023
Investments in office properties	$579,450	$586,400
Investments in retail properties	689,650	695,550
Investments in residential properties	1,675,000	1,682,650
Investments in industrial properties	1,622,850	1,609,850
Total investment in real estate properties	4,566,950	4,574,450
Investments in unconsolidated joint venture partnerships	147,581	149,631
Debt-related investments	337,795	259,439
Investments in real estate-related securities	14,969	14,979
DST Program Loans	104,609	102,107
Total investments	5,171,904	5,100,606
Cash and cash equivalents	26,324	44,235
Restricted cash	3,423	3,091
Other assets	45,532	47,201
Line of credit, term loans and mortgage notes	(1,677,528)	(1,604,693)
Financing obligations associated with our DST Program	(1,280,116)	(1,259,976)
Other liabilities	(70,651)	(62,279)
Accrued performance participation allocation	—	—
Accrued advisory fees	(3,207)	(3,221)
Noncontrolling interests in consolidated joint venture partnerships	(1,659)	(1,632)
Aggregate Fund NAV	$2,214,022	$2,263,332
Total Fund Interests outstanding	261,974	263,007

The following table sets forth the NAV per Fund Interest as of May 31, 2023 and April 30, 2023:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of May 31, 2023
Monthly NAV	$2,214,022	$243,726	$422,467	$61,280	$581,844	$436,164	$468,541
Fund Interests outstanding	261,974	28,839	49,988	7,251	68,847	51,609	55,440
NAV Per Fund Interest	$8.4513	$8.4513	$8.4513	$8.4513	$8.4513	$8.4513	$8.4513
As of April 30, 2023
Monthly NAV	$2,263,332	$244,370	$430,108	$62,927	$596,964	$448,952	$480,011
Fund Interests outstanding	263,007	28,397	49,980	7,312	69,369	52,170	55,779
NAV Per Fund Interest	$8.6056	$8.6056	$8.6056	$8.6056	$8.6056	$8.6056	$8.6056

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for our Fund Interests. As of May 31, 2023, we estimated approximately $58.2 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to modify or suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of May 31, 2023, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Residential	Industrial	Weighted-Average Basis
Exit capitalization rate	6.5%	6.4%	4.9%	5.3%	5.5%
Discount rate / internal rate of return	7.4%	7.0%	6.3%	6.5%	6.6%
Average holding period (years)	9.6	10.0	10.0	10.0	9.9

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Office	Retail	Residential	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.8%	2.4%	3.5%	3.5%	3.2%
	0.25% increase	(2.6)%	(2.2)%	(3.2)%	(3.1)%	(2.9)%
Discount rate (weighted-average)	0.25% decrease	2.1%	1.9%	2.0%	2.1%	2.0%
	0.25% increase	(2.0)%	(1.8)%	(1.9)%	(2.0)%	(2.0)%

From September 30, 2017 through November 30, 2019, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for December 31, 2019, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market. As of May 31, 2023, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition.

●             STATUS OF THIS OFFERING

As of June 1, 2023, we had raised gross proceeds of approximately $259.0 million from the sale of approximately 29.0 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $27.1 million. As of June 1, 2023, approximately $9.74 billion in shares remained available for sale pursuant to this offering, including approximately $1.47 billion in shares available for sale through our distribution reinvestment plan. We previously announced that we fully satisfied all stockholder redemption requests in May 2023 in the ordinary course. Additionally, we have experienced aggregate net inflows quarter-to-date through May 31, 2023 from the proceeds of our capital raising efforts, including the sale of DST Interests in the DST Program.

●             UPDATE ON OUR ASSETS AND PERFORMANCE

As of May 31, 2023, our consolidated investments include 92 real estate properties totaling approximately 18.7 million square feet located in 34 markets throughout the U.S., which were 94.5% leased.

As of May 31, 2023, our leverage ratio was 32.4% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property, net investments in unconsolidated joint venture partnerships, investments in real estate-related securities and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

Quarter-to-date through May 31, 2023, we raised gross proceeds of approximately $94.7 million, including proceeds from our distribution reinvestment plan and the sale of DST Interests (including $11.8 million in DST Program Loans). The aggregate dollar amount of common stock and OP Unit redemptions requested for April and May, which were redeemed in full on May 1, 2023 and June 1, 2023, respectively, was $45.0 million.

The following table sets forth the total returns for the periods ended May 31, 2023:

	Trailing One-Month (1)	Year-to-Date (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)
Class T Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(4.83)%	(6.11)%	(4.89)%	6.54%
Class T Share Total Return (without upfront selling commissions and dealer manager fees) (3)	(1.51)	(2.83)	(1.56)	6.67
Class S Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(4.83)	(6.11)	(4.89)	6.54
Class S Share Total Return (without upfront selling commissions and dealer manager fees) (3)	(1.51)	(2.83)	(1.56)	6.67
Class D Share Total Return (3)	(1.46)	(2.59)	(0.97)	6.94
Class I Share Total Return (3)	(1.44)	(2.49)	(0.72)	7.32
Class E Share Total Return (3)	(1.44)	(2.49)	(0.72)	7.37

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted “with upfront selling commissions and dealer manager fees” (“Total Return”). Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.
(2)	NAV inception was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.
(3)	The Total Returns presented are based on actual NAVs at which shareholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

●             ADVISORY AGREEMENT AND OPERATING PARTNERSHIP AGREEMENT

The following disclosure updates the disclosure in “The Advisor and the Advisory Agreement—The Advisory Agreement” and “The Operating Partnership Agreement” sections of the Prospectus and all other similar disclosure.

The Company, the Operating Partnership and the Advisor previously entered into that certain Amended and Restated Advisory Agreement (2023), effective as of April 30, 2023 and effective through April 30, 2024 (the “2023 Advisory Agreement”). On June 3, 2023, the Company, the Operating Partnership and the Advisor amended and restated the 2023 Advisory Agreement by entering into the Second Amended and Restated Advisory Agreement (2023) (the “Amended Advisory Agreement”).

The Amended Advisory Agreement amends the 2023 Advisory Agreement to provide that if the Company engages affiliates of the Advisor (“Product Specialists”) to provide certain specialist services to the Company, the Operating Partnership or any of their subsidiaries pursuant to a separate agreement approved by the Company’s independent directors, the fees and expense reimbursements paid to the Product Specialist will not be subject to the provisions of the Advisory Agreement or affect the compensation and expense reimbursements paid to the Advisor and its affiliates for services provided pursuant to the Advisory Agreement. Other immaterial changes were also made in the Amended Advisory Agreement.

On June 3, 2023, we and AREIT Incentive Fee LP, an affiliate of our Advisor, replaced the then-current limited partnership agreement of the Operating Partnership by entering into a Twelfth Amended and Restated Limited Partnership Agreement (the “Amended OP Agreement”). The Amended OP Agreement authorizes us, as general partner, to cause the Operating Partnership to issue profits interests in the Operating Partnership in multiple series via award letters with the rights and obligations of such profits interests set forth in such award letters or an exhibit thereto. Other immaterial changes were also made in the Amended OP Agreement.

The changes in the Amended Advisory Agreement and Amended OP Agreement were made in contemplation of a Project Specialist arrangement in student housing investments. Under this arrangement, affiliates of Timberline Real Estate Ventures (“Timberline”), a fully integrated, operationally focused privately held real estate operator and investment manager specializing in the development, acquisition and operation of student housing, multifamily, and mixed-use retail/residential communities, will enter into a joint venture with affiliates of the Advisor to create a Product Specialist (collectively, with its affiliated entities, the “Student Housing Product Specialist”). The Company will, through the Operating Partnership and their subsidiaries, enter into the agreements described in further detail below with the Student Housing Product Specialist in connection with student housing investments. More specifically, for each student housing investment by the Company made through the Student Housing Product Specialist, the Student Housing Product Specialist will be retained under a management services agreement, engaged as property manager under a property management agreement and receive a profits interest through the Operating Partnership in such investment. The Advisor or its affiliates will have an economic interest in these agreements except the profits interests, with respect to which the Advisor and its affiliates will have no economic interest.

Each such student housing investment will be made through a subsidiary of the Company (each, an “AREIT TREV Vehicle”) that will be 100% owned, managed and controlled by the Company as the managing member of the operating company. The Company will have the sole authority to make and approve all decisions and take all actions with respect to and on behalf of each AREIT TREV Vehicle, subject to certain limited fundamental decisions which will require the consent of both the Company and the Student Housing Product Specialist. The Student Housing Product Specialist will be the non-economic administrative member of each AREIT TREV Vehicle, required to participate in and oversee the day-to-day business, affairs, management, operation and administration of the AREIT TREV Vehicle and be responsible for implementing the business plan and budget approved by the Company and otherwise implementing the Company’s decisions. If there is any material default or breach by the Student Housing Product Specialist of its obligations under the ARES TREV Vehicle’s operating agreement or the management services agreement (described below) that remains uncured (beyond any applicable notice and cure periods), the Company will have the right to remove the Student Housing Product Specialist as the administrative member and terminate the management services agreement, the property management agreement and the profits interest.

Pursuant to a management services agreement, in consideration for the sourcing of student housing investments by the Student Housing Product Specialist, the Student Housing Product Specialist will be paid a reasonable market rate acquisition fee by the AREIT TREV Vehicle. In addition, in consideration of supervision of property management by the Student Housing Product Specialist, as well as management of the Company investment and certain accounting and tax reporting duties, the Student Housing Product Specialist will be paid a property management oversight fee by the AREIT TREV Vehicle based on reasonable market rates for such duties. To the extent that renovation work with respect to a Company investment is approved by the Company, the Student Housing Project Specialist will be paid a reasonable market rate construction management fee. If the Student Housing Product Specialist is removed as the administrative member of the applicable AREIT TREV Vehicle, or if there is an uncured breach under the management services agreement, the Company may terminate the management services agreement without penalty. Additionally, the management services agreement will terminate automatically on its terms (without penalty) upon the sale of the applicable property.

At the closing of each of our student housing investments, the AREIT TREV Vehicle will enter into a property management agreement with the Student Housing Project Specialist pursuant to which it will perform property management services in exchange for a property management fee consistent with the local market where our applicable investment is located as well as its size, scope and rental rates and otherwise consistent with an agreed fee schedule; provided that such fees will be payable on a percentage of revenue basis, considering local market rates, total number of beds and overall gross potential rent, subject to reasonable market rate minimum per investment. If (a) the Student Housing Project Specialist is removed as the administrative member of the applicable AREIT TREV Vehicle or (b) there is a bad act (e.g., gross negligence, willful misconduct) or an uncured breach by the Student Housing Project Specialist under the property management agreement, the Company may terminate the agreement without penalty. The Company may also terminate the property management agreement for convenience upon 30 days prior written notice to the Student Housing Project Specialist or if certain operating performance metrics of the property are not met, and the property management agreement automatically terminates on its terms upon the sale of the applicable property; however, if any of the foregoing terminations occurs prior to the one year anniversary of the effective date, property management fees through the first year anniversary will be due to the Student Housing Project Specialist.

With respect to each student housing investment made under this arrangement, an affiliate of the Student Housing Project Specialist will receive a profits interest through the Operating Partnership, with respect to which the Advisor and its affiliates will have no economic interest.

●             EXPERTS

The statements included in this Supplement under the section titled “May 31, 2023 NAV Per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.